

March 3, 2026

Joseph Visconti
Chief Executive Officer
Twin Vee PowerCats, Co.
3101 S. US-1
Ft. Pierce, Florida 34982

      Re: Twin Vee PowerCats, Co.
            Registration Statement on Form S-3
            Filed on February 27, 2026
            File No. 333-293911

Dear Joseph Visconti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Bradley Ecker at 202-551-4985 with any questions.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Manufacturing